Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156120

Prospectus Supplement No. 1
(To prospectus dated October 2, 2009)

LIHUA INTERNATIONAL, INC.
8,993,182 Shares of Common Stock

This prospectus supplement, dated October 8, 2009, supplements the prospectus dated October 2, 2009 of Lihua International, Inc., relating to the resale by selling stockholders of Lihua International, Inc. of up to 8,993,182 shares of our common stock.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.  This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SELLING STOCKHOLDERS

The information in the table appearing under the caption “Selling Stockholders” on page 22 of the prospectus is amended by amending the holdings of the Selling Stockholder listed below with the information set forth below and adding new Selling Stockholders.  The table assumes that all such shares of common stock are sold pursuant to this offering and that no other shares of our common stock are acquired or disposed of by the Selling Stockholders prior to the termination of this offering.

The amendments to the table below reflect the private sale by Vision Opportunity China LP (“Vision”) of 200,000 shares in the aggregate to Verus Investment Holdings, Inc., Kuhns Brothers, Inc. and Investment Hunter LLC (the “Purchasers”), each of which are “Qualified Institutional Buyers,” as such term is defined in Rule 144A promulgated by the Commission under the Securities Act of 1933, as amended.  Vision entered into a lock-up agreement effective as of September 4, 2009 with Broadband Capital Management, LLC (“Broadband”), which restricts the disposition of the securities held by Vision until March 4, 2010, without the prior written consent of Broadband.  Broadband waived the lock-up restrictions in connection with this sale by Vision, and agreed that the Purchasers would not be subject to the lock-up with respect to the shares purchased from Vision.  Broadband acted as selling agent on behalf of Vision in connection with the private sale.

Selling Shareholder	Shares beneficially owned prior to the offering (1)	Maximum number of shares to be sold (2)	Number of shares beneficially owned after the offering	Percentage ownership after the offering(3)

Vision Opportunity China LP (4)	2,181,818	2,881,818	0	0
Verus Investment Holdings, Inc. (5)	150,000	150,000	0	0
Kuhns Brothers Inc. (6)	25,000	25,000	0	0
Investment Hunter, LLC (7)	25,000	25,000	0	0

(1)  Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our Common Stock, or convertible or exercisable into shares of our Common Stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 23,918,183 shares of Common Stock outstanding as of October 4, 2009.

(2)  Includes the total number of shares of common stock that such Selling Stockholder intends to sell, regardless of the 9.9% beneficial ownership limitation, more fully explained in footnote 3.

(3)  Pursuant to the terms of the Series A Warrant at no time may such Selling Stockholder exercise the Series A Warrant for shares of our Common Stock if the exercise would result in such Selling Stockholder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 9.9% of our then issued and outstanding shares of Common Stock; provided, however, that upon such Selling Stockholder  providing us with sixty-one days’ notice that such Selling Stockholder wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the shares referenced in the waiver notice. The 9.9% beneficial ownership limitation does not prevent such Selling Stockholder from selling some of its holdings and then receiving additional shares. Accordingly, each such Selling Stockholder could exercise and sell more than 9.9% of our Common Stock without ever at any one time holding more than this limit.

(4)  Consists of 2,181,818 shares of Common Stock and a Series A Warrant to purchase up to 700,000 shares of Common Stock. Vision Capital Advisors, LLC, a Delaware limited liability company, which serves as the investment manager to Vision Opportunity China LP, and Adam Benowitz, the managing member of Vision Capital Advisors, share voting and dispositive power over the shares held by Vision Opportunity China LP. Vision Capital Advisors and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by Vision Opportunity China LP. Each disclaims beneficial ownership of such shares. The address  for  Vision Opportunity China LP is c/o Vision Capital Advisors, LLC,  20 West 55th Street, 5th Floor,  New York, NY 10019-5373.

(5)  Reflects 150,000 shares of Common Stock. Ajmal Kahn, as the Chairman, has sole voting and dispositive power over the shares held by Verus Investment Holdings, Inc.  The address for Verus Investment Holdings, Inc. is Unit 18, Mill Mall, Wickham’s Cay, Road Town, Tortola, British Virgin Islands.

(6)  Reflects 25,000 shares of Common Stock.  John D. Kuhns, as the President and Chief Executive Officer, has sole voting and dispositive power  over the shares held by Kuhns Brothers, Inc.  The address for Kuhns Brothers, Inc. is 558 Lime Rock Road, Lakeville, CT. 06039.  Kuhns Brothers, Inc. is an affiliate of a broker-dealer.

(7)  Reflects 25,000 shares of Common Stock.  Mr. Gary Evans, as the sole member of Investment Hunter, LLC, has sole voting and dispositive power over the shares held by Investment Hunter, LLC.  The address for Investment Hunter, LLC is P.O. Box 540308, Dallas, TX 75354.

The date of this prospectus supplement is October 8, 2009.